Exhibit 99.1

NICE Actimize’s SURVEIL-X Chosen by ING Deutschland to Expand its Cloud-
Based Market Surveillance Capabilities

NICE Actimize’s true holistic approach to surveillance breaks down data silos, providing deeper analysis and true risk detection

Hoboken, N.J., July 12, 2023 – NICE Actimize, a NICE (NASDAQ: NICE) business, today announced  that ING Deutschland, a subsidiary of the Dutch ING Group, has chosen to expand its investments in SURVEIL-X Markets Surveillance, a cloud-based, AI-powered trade surveillance solution which identifies potential market abuse and risky behavior of regulated employees.

Emphasizing its end-to-end risk management capabilities, ING Deutschland’s further investments in NICE Actimize’s SURVEIL-X include its Fixed Income capabilities as well as its Cross Market/Cross Product Manipulation, and Equities coverage.

“NICE Actimize’s holistic approach to surveillance breaks down barriers between data silos at ING Deutschland, thereby providing a deeper analysis and true risk detection,” said Chris Wooten, Executive Vice President, NICE. “As a long-standing provider to ING Deutschland, we’re committed to continuing to offer  market-leading financial crime technology combined with our best-in-class cloud services team, with the mission of protecting ING Deutschland as well as its customers.”

NICE Actimize’s SURVEIL-X Markets Surveillance is part of the SURVEIL-X Holistic Surveillance suite which helps financial services institutions, broker/dealers and future commission merchants comply with regulatory obligations, avoid costly fines and preserve their reputation. Out-of-the-box detection scenarios provide superior analytics that have been vetted by top tier global clients, industry professionals, and our team of seasoned subject matter experts.

NICE Actimize has more than 12 years’ experience implementing Markets Surveillance in covering a wide-range of asset classes, including foreign exchange and swaps/OTC. For further information on NICE Actimize’s Markets Surveillance and its integrated holistic trade surveillance, please read here. To schedule a demo on NICE Actimize’s Markets Surveillance, please click here.

ING Deutschland
With over 9 million customers, we are the third-largest bank in Germany. Our core products are current accounts, mortgage lending, savings, consumer loans and securities. In the Business Banking segment, we grant loans to small and medium-sized enterprises. In Wholesale Banking, we offer banking services to large, international companies. With over 6,000 colleagues, we are represented in Frankfurt am Main (headquarters), Berlin, Hanover and Nuremberg.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.